August 29, 2008

Mail Stop 6010

Ms. Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec. 3, Da Fong Road
Tantzu
Taichung, Taiwan, ROC

> **Re:** **Siliconware Precision Industries Co., Ltd.**
> **Annual Report on Form 20-F**
> **Filed May 28, 2008**
> **File No. 000-30702**

Dear Ms. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects, page 30

1.   We note the market volatility in gold prices over the past year and your reliance on gold wire as a raw material as disclosed on page 24. Please tell us whether the increasing price of gold and your ability to pass along any increased costs to your customers has affected your business, and quantify the extent of the impact. Also, as appropriate, please revise your future filings to discuss this impact in your Management's Discussion and Analysis, such as the overview and discussion of known trends and uncertainties, your risk factor disclosure, and your disclosure pursuant to Item 4.B.4 of Form 20-F.

Item 7, Major Shareholders and Related Party Transactions, page 55

B. Related Party Transactions, page 57

2.   Please confirm that your future filings will disclose all transactions required to be disclosed pursuant to Item 7(b) of Form 20-F. For example, please tell us why you have not disclosed the transactions described in note 25 on page F-35. Also, please tell us how you are able to state on page 57 that the prices of raw materials purchased from Phoenix Precision are "generally comparable" when on page F-36 you state that such purchase prices were not comparable "because of different product specifications."

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3637 with any questions.

Sincerely,

Jay Mumford
Attorney-Adviser

cc (via fax): Chris K. H. Lin, Esq.